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                             August 12, 2022

       Ross Sklar
       Chief Executive Officer
       Starco Brands, Inc.
       250 26th Street, Suite 200
       Santa Monica, CA 90402

                                                        Re: Starco Brands, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed May 20, 2022
                                                            File No. 000-54892

       Dear Mr. Sklar:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Report of Independent Registered Public Accounting Firm, page 19

   1. Please amend your filing to include a conformed signature in the audit report for the year ended December 31,
2020, and confirm to us that you received a signed report from the auditor. In doing so,
ensure the amendment includes the entire annual report
                                                        and appropriate updated
certifications that refer to the Form 10-K/A.
       Item 9A. Controls and Procedures
       Evaluation of Disclosure Controls and Procedures, page 32

   2. Please revise your filing to include management's conclusion on the effectiveness of your
                                                        Disclosure Controls and
Procedures as of December 31, 2021.
 Ross Sklar
FirstName  LastNameRoss  Sklar
Starco Brands, Inc.
Comapany
August  12, NameStarco
            2022       Brands, Inc.
August
Page 2 12, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services